UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

VCG Holding Corp.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

91821K101

(CUSIP Number)

Troy Lowrie
c/o VCG Holding Corp.
390 Union Blvd., Suite 540
Lakewood, CO 80228
 (303) 934-2424

E. Lee Reichert
Trygve E. Kjellsen
Kamlet Reichert, LLP
1515 Arapahoe Street
Tower 1, Suite 1600
Denver, CO 80202
(303) 825-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 91821K101	Schedule 13D	Page 2 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Lowrie Management, LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS ☐ 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

- 0 -
8. SHARED VOTING POWER

4,394,100*
9. SOLE DISPOSITIVE POWER

- 0 -
10. SHARED DISPOSITIVE POWER

4,394,100*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,394,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 25.4%**
14.	TYPE OF REPORTING PERSON (See Instructions)
PN

*           Lowrie Investment Management, Inc., in its capacity as the General Partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.

**        The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of VCG Holding Corp. (the “Company”) outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 3 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Lowrie Investment Management, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS ☐ 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

- 0 -
8. SHARED VOTING POWER

4,394,100*
9. SOLE DISPOSITIVE POWER

- 0 -
10. SHARED DISPOSITIVE POWER

4,394,100*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,394,100
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 25.4%**
14.	TYPE OF REPORTING PERSON (See Instructions)
CO

*           Lowrie Investment Management, Inc., in its capacity as the General Partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.

**         The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 4 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Troy Lowrie
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS ☐ 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

549,189
8. SHARED VOTING POWER

4,394,100*
9. SOLE DISPOSITIVE POWER

549,189
10. SHARED DISPOSITIVE POWER

4,394,100*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,943,289**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 28.6%***
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

*           Lowrie Investment Management, Inc., in its capacity as the General Partner of Lowrie Management, LLLP, has voting and dispositive power of these shares on behalf of Lowrie Management, LLLP.  Mr. Lowrie is the President of Lowrie Investment Management, Inc., the General Partner of Lowrie Management, LLLP.

**         Includes 4,394,100 shares owned by Lowrie Management, LLLP.  Mr. Lowrie is the President of Lowrie Investment Management, Inc., the General Partner of Lowrie Management, LLLP.

***      The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 5 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
The Vali Lou Lowrie-Reed Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS ☐ 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

- 0 -
8. SHARED VOTING POWER

826,907**
9. SOLE DISPOSITIVE POWER

- 0 -
10. SHARED DISPOSITIVE POWER

826,907**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
826,907
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 4.8%***
14.	TYPE OF REPORTING PERSON (See Instructions)
OO*

*           The Reporting Person is a trust administered under the laws of the State of Colorado.

**         Vali Lou Lowrie-Reed, in her capacity as Trustee of The Vali Lou Lowrie-Reed Trust, has voting and dispositive power of these shares on behalf of The Vali Lou Lowrie-Reed Trust.

***      The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 6 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Vali Lou Lowrie-Reed
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS ☐ 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

- 0 -
8. SHARED VOTING POWER

826,907*
9. SOLE DISPOSITIVE POWER

- 0 -
10. SHARED DISPOSITIVE POWER

826,907*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
826,907
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 4.8%**
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

*           Vali Lou Lowrie-Reed, in her capacity as Trustee of The Vali Lou Lowrie-Reed Trust, has voting and dispositive power of these shares on behalf of The Vali Lou Lowrie-Reed Trust.

**         The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 7 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Tom O’Hara
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS ☐ 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

562,924
8. SHARED VOTING POWER

- 0 -
9. SOLE DISPOSITIVE POWER

562,924
10. SHARED DISPOSITIVE POWER

- 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
562,924
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 3.3%*
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

*           The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 8 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Micheal Ocello
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS ☐ 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

37,589*
8. SHARED VOTING POWER

158,000**
9. SOLE DISPOSITIVE POWER

37,589
10. SHARED DISPOSITIVE POWER

158,000**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
195,589***
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 1.1%****
14.	TYPE OF REPORTING PERSON (See Instructions)
IN

*           This does not include 30,000 shares of common stock underlying options to purchase stock that are currently not exercisable within 60 days of the date hereof.

**         Micheal Ocello, in his capacity as Managing Member  of LTD Investment Group, LLC, has voting and dispositive power of these shares on behalf of LTD Investment Group, LLC.

***       Includes 158,000 shares owned by LTD Investment Group, LLC.  Mr. Ocello is the Managing Member of LTD Investment Group, LLC.

****    The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 9 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
LTD Investment Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS ☐ 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

- 0 -
8. SHARED VOTING POWER

158,000**
9. SOLE DISPOSITIVE POWER

- 0 -
10. SHARED DISPOSITIVE POWER
158,000**

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
158,000**
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
Approximately 0.9%***
14.	TYPE OF REPORTING PERSON (See Instructions)
OO*

*          LTD Investment Group, LLC is a Missouri limited liability company.

**        Micheal Ocello, in his capacity as Managing Member of LTD Investment Group, LLC, has voting and dispositive power of these shares on behalf of LTD Investment Group, LLC.

***      The denominator is based on 17,310,723 shares of common stock, par value $0.0001 per share, of the Company outstanding as of November 11, 2009, as stated on the facing page of the Company’s Form 10-Q for the quarter ended September 30, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 10 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Family Dog, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS ☐ 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

- 0 -
8. SHARED VOTING POWER

- 0 -
9. SOLE DISPOSITIVE POWER

- 0 -
10. SHARED DISPOSITIVE POWER

- 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.0%
14.	TYPE OF REPORTING PERSON (See Instructions)
OO*

*           Family Dog, LLC is a Colorado limited liability company.

CUSIP No. 91821K101	Schedule 13D	Page 11 of 16 Pages

1.	NAMES OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
FD Acquisition Co.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)
N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS ☐ 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

- 0 -
8. SHARED VOTING POWER

- 0 -
9. SOLE DISPOSITIVE POWER

- 0 -
10. SHARED DISPOSITIVE POWER

- 0 -

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
0.0%
14.	TYPE OF REPORTING PERSON (See Instructions)
CO

CUSIP No. 91821K101	Schedule 13D	Page 12 of 16 Pages

INTRODUCTORY STATEMENT

This Amendment No. 6 to Schedule 13D (this “Amendment”) amends and supplements the items set forth below of Amendment No. 5 filed on November 17, 2009 (“Amendment No. 5”) by (i) Lowrie Management, LLLP (“Lowrie Management”), Lowrie Investment Management, Inc. (“Lowrie Investment”), and Troy Lowrie (collectively, the “Original Reporting Persons”); (ii) The Vali Lou Lowrie-Reed Trust, LTD Investment Group, LLC, Vali Lou Lowrie-Reed, Tom O’Hara, and Micheal Ocello (collectively, the “Rollover Reporting Persons”); (iii) Family Dog, LLC (“Parent”); and (iv) FD Acquisition Co. (“MergerSub” and, together with the Original Reporting Persons, the Rollover Reporting Persons and Parent, the “Reporting Persons”), relating to the common stock, par value $0.0001 per share (“Common Stock”) of VCG Holding Corp., a Colorado corporation (the “Company”).

Originally, Lowrie Management filed with the Securities and Exchange Commission (the “SEC”) a statement on Schedule 13D on March 31, 2005 (the “First Schedule 13D”), as amended by Amendment No. 1 on April 10, 2006.  Troy Lowrie filed with the SEC a separate statement on Schedule 13D and Amendment No. 1 thereto on the same dates as Lowrie Management filed the First Schedule 13D and Amendment No. 1 thereto.  The Original Reporting Persons consolidated their Schedule 13D filings in Amendment No. 2 filed on November 14, 2007, as amended by Amendment No. 3 filed on September 29, 2009 by the Original Reporting Persons, and as further amended by Amendment No. 4 filed on November 3, 2009 by the Original Reporting Persons and the Rollover Reporting Persons.

Unless otherwise noted, capitalized terms used herein without definitions shall have the meanings assigned to them in Amendment No. 5.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3, the last paragraph thereof, is hereby amended and restated as follows:

The information set forth in response to this Item 3 is qualified in its entirety by reference to Item 4, the Proposal Letter (as defined in Item 4), the Summary of Proposal (as defined in Item 4), the Original Extension Letter (as defined in Item 4), the Second Extension Letter (as defined in Item 4), and the Standstill Agreement (as defined in Item 4), each of which is incorporated herein by reference.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended and restated in its entirety as follows:

On November 3, 2009, Mr. Lowrie and Lowrie Management, on behalf of Parent, a then-unformed entity, presented to the board of directors of the Company (the “Board of Directors”) a proposal to acquire, subject to certain conditions, all of the outstanding shares of Common Stock of the Company (other than that held by the Reporting Persons) for $2.10 per share in a cash merger transaction (the “Proposal”).  Certain terms of the Proposal currently contemplated by the Reporting Persons are set forth in the letter to the Board of Directors (the “Proposal Letter”) and summary of proposal (the “Summary of Proposal”), each dated November 3, 2009.  In connection with the Proposal, Mr. Lowrie formed Parent and MergerSub on November 6, 2009 by filing articles of incorporation and articles of organization, respectively, with the Colorado Secretary of State.

On November 3, 2009, the Company announced that the Board of Directors had formed a special committee solely of independent directors, as defined under the Nasdaq independence rules, consisting of George Sawicki, Kenton Sieckman and Carolyn Romero (the “Special Committee”), to consider the terms and conditions of the Proposal and to recommend to the Board of Directors whether to approve the Proposal.  The Special Committee shortly thereafter retained separate legal and financial advisors to assist and advice it in connection with the Proposal.

Pursuant to the Proposal Letter, Mr. Lowrie and Lowrie Management originally held the Proposal open until November 18, 2009.  To allow the Special Committee sufficient time to consider and review the Proposal, independently and with its legal and financial advisors, on November 17, 2009, Parent agreed, pursuant to a letter to the Special Committee (the “Original Extension Letter”), to extend the deadline for the Company to consider the Proposal until 5:00 p.m. M.S.T. on December 4, 2009.  On December 4, 2009, Parent agreed, pursuant to a letter to the Special Committee (the “Second Extension Letter”), to extend the deadline for the Company to consider the Proposal until 5:00 p.m. M.S.T. on December 14, 2009.

CUSIP No. 91821K101	Schedule 13D	Page 13 of 16 Pages

On December 3, 2009, the Company, Parent, Mr. Lowrie and Lowrie Management executed a letter agreement (the “Standstill Agreement”).  Pursuant to the terms and conditions set forth in the Standstill Agreement, Parent, Mr. Lowrie and Lowrie Management agreed on behalf of themselves and their affiliates, until the earliest to occur of: (1) 12 months following the execution date of the Standstill Agreement, (2) the date of execution of any definitive agreement in respect of the Proposal, and (3) 180 days after delivery of written notice by Parent, Mr. Lowrie and Lowrie Management to the Special Committee of the cessation of negotiations with respect to the Proposal (the “Standstill Period”), that they shall not, except as otherwise agreed to by the Special Committee: (a) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, alone or in concert with any other person, any securities or property of the Company or any of its subsidiaries, or any rights or options to acquire any such securities or property (including, but not limited to, beneficial ownership of such securities or property as defined in Rule 13d-3 under the Exchange Act); (b) except at the specific written request of the Special Committee, propose to enter into, directly or indirectly, any merger or business combination involving the Company or any of its subsidiaries or divisions, or to purchase, directly or indirectly, a material portion of the assets of the Company; (c) make, or participate in, directly or indirectly, any “solicitation” of “proxies” (as those terms are used in the proxy rules of the SEC) to vote, or seek to advise or influence any person with respect to the voting of any securities of the Company in respect of or related to the matters set forth in clauses (a) and (b) above; (d) enter into any contract, arrangement or understanding with any person or group (as defined in Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company or any subsidiary of the Company, including, but not limited to, any joint venture, loan or option agreement, put or call, guarantee of loans, guarantee of profits or division of losses or profits; (e) disclose any intention, plan or arrangement inconsistent with the foregoing; or (f) advise, assist or encourage any other persons in connection with any of the foregoing.

As described in the Summary of Proposal, MergerSub would merge with and into the Company, with the Company as the surviving corporation (the “Merger”).  Prior to the Merger, the Reporting Persons would contribute all of the shares of Common Stock owned by them to Parent in exchange for Class A Membership Units in Parent.  Equity investors in Parent would receive Class B Membership Units in Parent and debt investors would receive a promissory note issued by Parent in consideration of their investment in Parent.  Certain terms of the Parent formation and its financing currently contemplated by the Reporting Persons are set forth in the Summary of Proposal.  In the Merger, the outstanding shares of Common Stock (other than those held by the Company and the Reporting Persons) would be converted into the right to receive a cash payment equal to $2.10 per share (the “Merger Consideration”).  Shares of Common Stock held by Parent or the Company (other than MergerSub) would be cancelled without any right to receive any cash payment.  Each share of Common Stock held by MergerSub would be converted into one share of Common Stock in the Company after consummation of the Merger.  All outstanding employee stock options and warrants to purchase shares of Common Stock would be terminated and, if vested, converted into the right to receive in cash, for each share of Common Stock subject to the employee stock option or warrant, the excess, if any, of the Merger Consideration over the exercise price of the employee stock option or warrant, without interest.

Following consummation of the Merger: (i) all shares of Common Stock would be delisted from the Nasdaq Global Market; (ii) the Reporting Persons intend to deregister all shares of Common Stock as authorized by the Exchange Act and the Company would cease to be a reporting company; (iii) the Reporting Persons expect that the Company would continue to operate its business as currently conducted; and (iv) all members of the Board of Directors of the Company, other than Mr. Lowrie, would resign as directors, and all officers of the Company, other than Mr. Lowrie, would resign and Lowrie Investment, would be the sole manager of Parent, and Mr. Lowrie would be the sole officer and director of the Company.

The Proposal is subject to the approval of the Special Committee and the Board of Directors, and the Proposal shall not create any agreement, arrangement or understanding between any of the Reporting Persons or other parties with respect to the Company or Common Stock for purposes of any law, rule, regulation, agreement or otherwise, until such time as definitive documentation and any agreement, arrangement or understanding have been approved by the Special Committee and the Board of Directors and thereafter executed and delivered by the Company and all other appropriate parties.  The proposed Merger would also require the approval of the Company’s shareholders.  The Reporting Persons collectively beneficially own approximately 37.7% of the total outstanding votes of Common Stock entitled to vote on the Proposal as a single class and intend to vote for the Proposal and will not agree to any other transaction involving their stake in the Company.

CUSIP No. 91821K101	Schedule 13D	Page 14 of 16 Pages

The foregoing, the Proposal Letter, the Summary of Proposal, the Original Extension Letter, the Second Extension Letter and the Standstill Agreement are a summary of the Reporting Persons’ current proposal and should not be construed as an offer to purchase shares of Common Stock.  A proxy statement will be distributed to shareholders if and when definitive documentation is entered into by the Company and all other appropriate parties.  Shareholders should read the Company’s proxy statement and other relevant documents regarding the Proposal filed with the SEC when they become available because they will contain important information relevant to the decision to approve the Merger.  Shareholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or Parent or its affiliates with respect to the Proposal and the Merger, free of charge at the SEC’s web site, www.sec.gov.

Other than as set forth above, in the Proposal Letter, the Summary of Proposal, the Original Extension Letter, the Second Extension Letter and the Standstill Agreement, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.  However, if the Proposal is not consummated for any reason, subject to the terms of the Standstill Agreement, the Reporting Persons intend to review continuously the Company’s business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase their ownership of Common Stock, approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D, except that the Reporting Persons currently have no intention of selling any shares of Common Stock.

The information set forth and/or incorporated by reference in Items 2 and 3 is hereby incorporated by reference into this Item 4.  The information set forth in response to this Item 4 is qualified in its entirety by reference to the Proposal Letter, the Summary of Proposal, the Original Extension Letter, the Second Extension Letter and the Standstill Agreement, which are incorporated herein by reference.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated as follows:

Items 3, 4 and 7 are incorporated herein by reference.  The information set forth in response to this Item 6 is qualified in its entirety by reference to (i) the Proposal Letter, a copy of which was filed as Exhibit 7.02 to Amendment No. 4; (ii) the Summary of Proposal, a copy of which was filed as Exhibit 7.03 to Amendment No. 4; (iii) the Original Extension Letter, a copy of which was filed as Exhibit 7.05 to Amendment No. 5; (iv) the Second Extension Letter, a copy of which is filed as Exhibit 7.07 to this Amendment; and (v) the Standstill Agreement, a copy of which is filed as Exhibit 7.08 to this Amendment.

The Original Reporting Persons and the Rollover Reporting Persons have entered into a Joint Filing Agreement, dated November 3, 2009, a copy of which was filed as Exhibit 7.01 to Amendment No. 4.  Parent and MergerSub have entered into a Joinder to Joint Filing Agreement, a copy of which was filed as Exhibit 7.04 to Amendment No. 5.  On November 17, 2009, the Rollover Reporting Persons appointed Mr. Lowrie as their Power of Attorney with respect to, among other things, statements filed on Schedule 13D, including any amendments thereto, pursuant to the Power of Attorney, a copy of which was filed as Exhibit 7.06 to Amendment No. 5.

Item 7.   Material to Be Filed as Exhibits

Exhibit 7.07	Second Extension Letter, dated December 4, 2009.

Exhibit 7.08	Standstill Agreement, dated December 3, 2009, among the Company, Parent, Mr. Lowrie and Lowrie Management.

CUSIP No. 91821K101	Schedule 13D	Page 15 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Lowrie Management, LLLP

Date:	December 7, 2009	/s/ Troy Lowrie
Troy Lowrie, President of Lowrie Investment Management, Inc., the General Partner of Lowrie Management, LLLP

Lowrie Investment Management, Inc.

Date:	December 7, 2009	/s/ Troy Lowrie
Troy Lowrie, President

Date:	December 7, 2009	/s/ Troy Lowrie
Troy Lowrie

Date:	December 7, 2009	*
Vali Lou Lowrie-Reed

The Vali Lou Lowrie-Reed Trust

Date:	December 7, 2009	*
Vali Lou Lowrie-Reed, Trustee

Date:	December 7, 2009	*
Tom O’Hara

Date:	December 7, 2009	*
Micheal Ocello

LTD Investment Group, LLC

Date:	December 7, 2009	*
Micheal Ocello, Managing Member

Family Dog, LLC

Date:	December 7, 2009	/S/ Troy Lowrie
Troy Lowrie, President

FD Acquisition Co.

Date:	December 7, 2009	/s/ Troy Lowrie
Troy Lowrie, President

CUSIP No. 91821K101	Schedule 13D	Page 16 of 16 Pages

*                 Troy Lowrie, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission.

Date:	December 7, 2009	/s/ Troy Lowrie
Troy Lowrie